SUPPLEMENT NO. 5


               AMERICAN ASSET ADVISERS TRUST, INC.

            SUPPLEMENT NO. 5 DATED FEBRUARY 11, 1998
                TO PROSPECTUS DATED JUNE 18, 1996

     THIS SUPPLEMENT IS IN ADDITION TO AND DOES NOT REPLACE
               PRIOR SUPPLEMENTS TO THE MEMORANDUM.


                 ATTENTION PROSPECTIVE INVESTORS



THE INFORMATION CONTAINED IN THIS SUPPLEMENT SHOULD BE READ CAREFULLY AND CONSIDERED IN CONNECTION WITH YOUR REVIEW OF THE PROSPECTUS DATED JUNE 18, 1996 AND SUPPLEMENT NO. 2 DATED FEBRUARY 28, 1997, SUPPLEMENT NO. 3 DATED OCTOBER 16, 1997 AND SUPPLEMENT NO. 4 DATED DECEMBER 1, 1997 THERETO.

         THE PURPOSE OF THIS SUPPLEMENT IS TO SET FORTH
              INFORMATION CONCERNING THE FOLLOWING:

                    o    Status of the Offering
                    o    Acquisition of the Adviser
                    o    Recent Acquisitions of Properties

STATUS OF THE OFFERING

     As of January 30, 1998, the Company has received $8,719,750 in gross proceeds from the sale of 851,363 shares in the Offering since it commenced on June 18, 1996.

CHANGE TO SELF-MANAGEMENT - PROPOSED ACQUISITION OF THE ADVISER

     Adviser Acquisition. On January 28, 1998, the Independent Directors of American Asset Advisers Trust, Inc. (the "Company") approved the Company's becoming a self-managed REIT through the acquisition by the Company of American Asset Advisers Realty Corp., a Texas corporation, the Company's Adviser (the "Acquisition Agreement").

     Under the terms of the Acquisition Agreement, the Adviser will be merged into a newly formed wholly owned subsidiary of the Company, which will be the surviving corporation. As a result of the merger, the Company will issue up to 900,000 shares of its $.01 par value common stock (the "Share Consideration") to Mr. Taylor as sole shareholder of the Adviser on the terms and conditions set forth in the Acquisition Agreement. Mr. Taylor would receive 213,260 Common Shares upon the closing date of the merger (the "Initial Shares") and up to 686,740 additional shares

(the "Share Balance") would be issuable at the end of each calendar quarter following the quarter in which the closing date occurs (the "Closing Quarter") in an amount which, when added to the Initial Shares and any previously issued portion of the Share Balance, would not exceed 9.8% of the total common shares of the Company outstanding after giving effect to such issuance; provided that no additional shares would be issuable after the 24th calendar quarter following the Closing Quarter. The consummation of the Adviser Acquisition will be subject to approval of the shareholders of the Company and to customary closing conditions.

     Following the acquisition of the Adviser, if it is consumated, management will endeavor to significantly increase the Company's asset base through an asset group acquisition and/or secondary offering of its securities and in conjunction therewith or immediately thereafter management intends to cause the Company's common stock to be traded on a national securities exchange. Management believes that by listing the common stock on a national securities exchange the Company can provide liquidity for its shareholders. There is no assurance that the Company's attempts to significantly increase its asset base will be successful or that a liquid secondary market for the Company's common stock can be established within the time frame intended or at all.

     Upon consummation of the Adviser Acquisition, the Omnibus Services Agreement, under which the Adviser currently provides acquisition, property management and administrative services to the Company, will be terminated. The Company will thereupon internalize all of its acquisition, development, property management and administrative functions and cease paying fees for these external services.

     If the Adviser Acquisition is consummated, Mr. Taylor will become the full time employee of the Company. His base salary during the initial two years of his employment would be $1.00 per year, subject to increase to the extent dividends paid on these shares during such period are less than the current rate. Mr. Taylor would also be entitled to additional incentive compensation as the Independent Directors may determine. The Acquisition Agreement also contains certain continuing covenants by Mr. Taylor restricting his non-company related real estate activities.

     A copy of the Acquisition Agreement, which includes as an addendum the H. Kerr Taylor Employment Agreement, is available on request.

     The Independent Directors engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") and Bishop-Crown Investment Research, Inc. ("Bishop-Crown") as their financial advisers regarding the proposed Adviser Acquisition. Houlihan Lokey has delivered its opinion regarding the value of the Adviser and Bishop-Crown delivered its opinion that the acquisition of the Adviser is fair, from a financial point of view, to the Company and to its shareholders, other than Mr. Taylor. Each opinion is subject to the terms, conditions and limitations therein.

     In approving the proposed Adviser Acquisition, the Independent Directors considered the following factors which in general weigh in favor of the Adviser Acquisition.

     o The terms of the Adviser Acquisition which would allow the Company to become a self-managed REIT at its current asset size, which the Independent Directors believe is sooner than it might otherwise be able to afford a self-management structure.

     o The Company's better position as a result of the Adviser Acquisition to successfully compete with larger and more established REITs in the areas of acquisition development and management of its property investments.

     o The Company's stronger ability, as a self-managed REIT, to more efficiently and timely attract additional investment capital and asset growth financed thereby.

     o The structured payment of the Share Consideration which will allow the Company to incur a substantial portion (more than 76%) of the price for the Adviser only upon its growth in equity capital investment (and resulting growth in assets), thereby minimizing the dilution to the Company's shareholders both in terms of reduction in percentage of shares owned and book value per share.

     o    The Company's engagement, as a result of the Adviser
          Acquisition of full time experienced and capable personnel who have specific experience in the Company's properties and property management procedures.

     o The anti-competitive covenants imposed on Mr. Taylor under the Acquisition Agreement whereby Mr. Taylor will be required to devote substantially all of his time to the business of the Company and substantially restrict any competitive real estate related activities.

     o The alignment of the interests of the Company and Mr. Taylor on a long-term basis by reason of his substantial share ownership of the Company resulting from the Adviser Acquisition.

     o The savings to the Company resulting from its immediate termination of the payment of fees for external acquisition and management and administrative services, and prior to is full payment of the Share Consideration and the Independent Directors' belief that such savings will exceed the cost to the Company for the Share Consideration.

     In   approving  the  Adviser  Acquisition,  the  Independent
Directors considered the following factors which they found to be generally negative.

     o The risk that the valuation of the Adviser for the purposes of the Adviser Acquisition are inaccurate and/or that the overall financial benefits to the Company anticipated to result from the Adviser Acquisition are less than anticipated or, by operation of federal income tax laws or other regulatory restrictions on the operations of the Company, the Company is unable to fully benefit from one or more aspects of the Adviser?s ongoing business operations.

     o The risk that the Company's financial performance following the Adviser Acquisition, should it be consummated, with respect to income, funds from operations (FFO) and earnings before interest, taxes, depreciation and amortization ("EBITDA") will not increase (or even decrease) following the Adviser Acquisition.

     o The risk that the issuance of the Share Consideration will be more dilutive than anticipated to the Company's Shareholders, although the Independent Directors believe that the structure of the Acquisition, including the terms and conditions for the issuance of the Share Consideration, would significantly reduce the adverse effects on the Company and the Shareholders should its financial performance be less than anticipated.

     o The risks that continuing conflicts of interest between Mr. Taylor and his other real estate business interests, including his interest in the general partners of twelve (12) existing public and private limited partnerships, will not be completely mitigated or that additional conflicts of interest between the Company and Mr. Taylor arise in the future.

     In concluding that the share consideration to be paid for the Adviser, from a financial point-of-view, is fair to the Company and its shareholders (other than Mr. Taylor), the Independent Directors, without assigning relative weights thereto, considered the following factors:

     o The terms of the Adviser Acquisition whereby more than 76% of the Share Consideration is to be paid over a future period of time conditioned on the amount of additional equity investments in the Company during such period;

     o The structure of the Acquisition whereby the Company will acquire, through the Adviser, the benefit of revenues from non-Company related services which will in part, offset the additional general administrative costs the Company is anticipated to incur as a result of internalizing its acquisition, development, property management and administration functions;

     o The Independent Directors' belief that the current value of the Share Consideration is less than the cumulative fees which would otherwise be payable to the Adviser over the period for payment of the Share Balance;

     o The independent representation of the Independent Directors by the legal counsel and Bishop-Crown and Houlihan Lokey in order to assure that the determinations made by the Independent Directors would not be affected by conflicts of interest between Mr. Taylor and the Adviser and the Company;

     o The conclusion of Deloitte and Touche, LLP that the Acquisition will be treated, for Federal Income Tax purposes, as a reorganization within the meaning of 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that, accordingly the Company will not recognize gain or loss on the consummation of the Adviser Acquisition, should it occur;

     o The Valuation Opinion of Houlihan Lokey, dated December 16, 1997, as to the current value of the Adviser, based on the terms and assumptions stated therein;

     o The Fairness Opinion of Bishop-Crown dated January 15, 1998 stating that on such date, and based on various assumptions and considerations, the Adviser Acquisition is fair from a financial point-of-view to the Company and its shareholders (other than Mr. Taylor).

     Also, in considering the fairness of the Adviser Acquisition of the Company, the Independent Directors took into account, among other things, (a) the amount of shares constituting the Share Consideration; (b) the terms and conditions of payment of the Share Balance, which in significant part matches the receipt of benefits of the Adviser Acquisition, if any, to the timing of payment of the Share Balance and to a substantial extent, as a condition to the amount of the Share Balance actually paid; (c) the surviving anti-competitive provisions of the Acquisition Agreement by Mr. Taylor, whereby his non-Company related real estate activities are restricted and regulated; (d) the ongoing employment relationship to be established between Mr. Taylor and the Company under his employment agreement and the substantial stock ownership of Mr. Taylor in the Company resulting from the Adviser Acquisition, each of which will greatly align Mr. Taylor's long-term interest with those of the Company; and (e) the continued oversight of the Independent Directors during the period over which the Share Balance is to be paid, thereby mitigating conflicts of interest that might result between the Company and management during this time.

     The Board plans to notice a Special Meeting of the Shareholders to consider and approve the Adviser Acquisition and the transactions related thereto including the proposed changes in the Company's investment policies respecting restrictions on leasing of its properties. The Company intends to set a Record Date of January 31, 1998 for voting at the Special Meeting.

Those Shareholders who purchased their shares after the Record
Date will not be entitled to vote at the Special Meeting.

     Change in Investment Policies. Also, at the Special Meeting, management will ask the Company's Shareholders to consider and approve a change in the Company's investment policies whereby it will no longer require its properties to be subject to long-term net leases at the time of the acquisition or restricting leases on its properties only to tenants who demonstrate a net worth of at least $40 million. Management's policy would instead be to determine appropriate tenant and lease requirements on an individual property basis. In circumstances where management deems appropriate, properties may be leased to local tenants under shorter term "semi-gross" leases which provide for greater and more frequent increases in tenant rents in consideration for other Company's obligation to pay certain, of the properties' operating expenses. Also, the Company will no longer, as an investment policy, confine its property investments to stand-alone single tenant properties. In circumstances deemed appropriate by management, the Company may acquire and develop multi-pad parcels which may be developed and leased to multiple tenants. Also, where appropriate, the Company may also acquire multi-unit properties.

     Change in Name.   At the Special Meeting, management will
also ask the Company's Shareholders to consider and approve a change in the Company's name to "AmREIT, Inc." If approved, the change in the Company's name would be effected only if the Adviser Acquisition were also approved by the Shareholders and consummated.

RECENT ACQUISITIONS OF PROPERTIES

Each of the Company's recent property acquisitions is financed with a combination of net equity raised and line of credit borrowings. As of January 31, 1998, the Company's total borrowing amounted to $6,898,884.

     Hollywood Video  -  Lafayette, Louisiana.   The Company
acquired on October 29, 1997, through a joint venture, an approximately 75% interest in a retail location of approximately 7,488 square feet in Lafayette, Louisiana leased to Hollywood Entertainment Corporation. The Lafayette store is located on the northeastern corner of the intersection of Ambassador Caffery and Ridge Road. Ambassador Caffery is one of the major retail corridors in Lafayette and passes our site, located only 1/4 of a mile from the area's largest mall. The lease on this location has an initial term of 15 years and allows for rent increases every five years based on the rate of increase of the Consumer Price Index. The lease also provides for four extensions of five years each. The Company owns this property through a joint venture with an Affiliate, AAA Net Realty Fund XI, Ltd. The Company's total cost of the property was $863,407, including Acquisition Fees paid to an Affiliate of $47,515 and Acquisition Expenses paid to third parties of $2,660.

     Hollywood Video  -  Ridgeland, Mississippi.   The Company
acquired on December 30, 1997 a Hollywood Video retail store, of approximately 7,488 square feet, located in Ridgeland, Mississippi, a suburb of Jackson, the State's capital. The site has frontage on County Line Road, the major east/west artery in the area, and the Mall Ring Road of NorthPark Shopping Center, the dominant mall in greater Jackson, containing more than 1,000,000 square feet of retail space. The site is surrounded by commercial development to the north, east and west. The lease on the property is for an initial term of 15 years and provides for four extensions of five years each. Rent increases are scheduled after each five year period and are linked to the rate of increase of the Consumer Price Index. The Company's total cost of the property was $1,285,854, including Acquisition Fees paid to an affiliate of $60,622 and Acquisition Expenses paid to third parties of $12,585.

Tenant Information - Hollywood Entertainment Corporation operates video rental stores under the name of "Hollywood Video." Hollywood Video is the second largest video rental chain with some 661 video retail superstores in 32 states. For the six months ended June 30, 1997, Hollywood Video's revenues increased 71% to $220.5 million. These revenues reflect an increase in same store sales and the addition of 110 new superstores opened.

     OfficeMax - Lake Jackson. The Company has contracted to purchase for closing in mid February, 1998 a newly constructed, approximately 23,500 square foot OfficeMax retail store located in Lake Jackson, Texas. Lake Jackson is the hub of a multi-city community located around the natural harbor created at the mouth of the Brazos and San Bernard rivers. Approximately 50 miles south of Houston, this area is home to major industrial, recreational, educational and commercial activities. The store is located at an intersection along the major thoroughfare in Lake Jackson, Highway 332, and near the mall at the intersection of Highway 332 and Highway 288. Much of the growth in Lake Jackson is occurring in this area of town. The initial term of the lease is for 15 years, rent increases of $.50 per square foot or approximately 5% are scheduled at the end of each five year period of the lease. The lessee, OfficeMax, Inc., has three renewal options of five years each. The Company's total cost of the property will be approximately $2,392,607, which includes Acquisition Fees paid to an affiliate of $111,284 and Acquisition Expenses paid to third parties of $22,257.

     OfficeMax - Dover, Delaware. The Company completed its previously announced development of an OfficeMax retail store in Dover, Delaware. This store went into operation on January 15, 1998. The Company's total cost of the property was approximately $2,881,433, which includes Acquisition Fees paid to an affiliate of $134,020 and Acquisition Expenses paid to third parties of $26,804.

Tenant Information - Spun off from Kmart, OfficeMax, Inc., with more than 600 superstore locations in more than 230 markets in 48 states and Puerto Rico, is the country's largest office products superstore operator both in terms of number of stores as well as
geographic coverage.   As of April 24, 1997, OfficeMax had
stockholders' equity of over $1 billion and market capitalization of $1.4 billion. Last year OfficeMax became only the fourth company in U.S. business history to exceed $3 billion in sales in less than nine years from the date founded.

     Just For Feet  -  Woodlands,  Texas.   The Company has
contracted to purchase a 16,922 square foot retail facility under construction in The Woodlands, Texas. The Company's purchase of this property is subject to its timely completion and its lease to Just For Feet of Texas, as guaranteed by its parent, Just For Feet, Inc. The lease will be a net-lease with an initial term of 15 years and two five-year extensions at the tenant's election. Under the lease, the Company is obligated to pay most operating expenses of the property and the landlord is responsible for roof and structure. Rental increases are scheduled in the sixth and eleventh years and are based on a multiple of the Consumer Price Index. The site is located on Lake Woodlands Drive, the ring road that surrounds The Woodlands Mall and terminates in a major interchange linking The Woodlands to I-45, its main
transportation artery.   The mall is the dominant traffic
generator and has monthly car counts of 350,000 in the summer up to 1,000,000 during the Christmas season. The site has good proximity to the residential areas that surround the commercial areas of The Woodlands, a master planned community approximately 40 miles north of Houston, Texas. The Company's total cost of the property is approximately $3,571,775, which includes Acquisition Fees paid to an affiliate of $167,689 and Acquisition Expenses paid to third parties of $33,538.

      Just For Feet - Sugar Land, Texas. The Company has contracted to purchase a 16,922 square foot retail facility under construction in Sugar Land, Texas. The Company's purchase of this property is subject to its timely completion and its lease to Just For Feet of Texas, as guaranteed by its parent, Just For Feet, Inc. The lease that covers the completed retail superstore is a net-lease with an initial term of 15 years and two five-year extensions. Under the lease the tenant is obligated to pay most operating expenses of the property and the Company is responsible for roof and structure. Rental increases are scheduled in the sixth and eleventh years based on a multiple of the Consumer Price Index. Sugar Land is located in Fort Bend County, 20 miles southwest of downtown Houston, Texas, and has received national recognition for its phenomenal growth as one of the premiere communities in Fort Bend County. The subject site is an out parcel of the Colony Square power center located at the corner of the frontage road of US 59 and First Colony Blvd. US 59 is the busiest freeway in Texas with car-counts in excess of 44,000 per day. This site enjoys excellent visibility from that highway and as well as being on the "going home" side. The area's major commercial traffic generator is the nearby First Colony Mall, which has over 1,000,000 square feet of gross leasable area. The subject site can be easily seen and accessed by traffic using the mall. The Company's total cost of the property is approximately $3,345,214, which includes Acquisition Fees paid to an affiliate of $157,052 and Acquisition Expenses paid to third parties of $31,410.

Tenant Information - Just For Feet is a rapidly growing national shoe retailer that currently owns and operates 54 superstores and franchises 8 additional superstores in 17 states. The company expects to open a total of approximately 20 superstores during fiscal 1997 and approximately 25 superstores during fiscal 1998. The company is also growing by acquisition. In 1997 it acquired Athletic Attic which operates 30 company owned stores in 9 states, with an additional 48 stores operated by 17 franchisees in 15 states and Puerto Rico. Also in 1997 Just For Feet acquired Imperial Sports, an outdoor footwear and apparel retailer that operated 57 stores in Michigan, Illinois, Indiana and Ohio. Just For Feet anticipates opening approximately 8 specialty stores during fiscal 1997 and approximately 25 specialty stores during fiscal 1998. Just For Feet had stockholders equity of $276,000,000 and a market capitalization of $469,000,000 as of April 30, 1997. It experienced same store sale growth of 5% in 1997 as well. Shares of the company are traded on the NASDAQ National Market system.

     Pro Forma Financial Information.   The following table
presents unaudited pro forma consolidated balance sheet for the Company giving effect to the acquisitions of the two OfficeMax properties in Dover, Delaware and Lake Jackson, Texas and the two Just For Feet properties in The Woodlands, Texas and Sugarland, Texas as of December 31, 1997. Pro forma consolidated results of operations of these properties are not included as of December 31, 1997 as the buildings had not been completed.

            Pro Forma Consolidated Balance Sheet
                     December 31, 1997
                        (Unaudited)


                                           Historical                                Pro Forma
                                               Cost          Adjustments  (1)          Total

 Cash                                    $  1,401,740       $          -           $  1,401,740
 Property and Net Investment in Direct
      Financing Leases                     24,989,062          4,449,298  (2)        29,438,360
 Other Assets                                 755,561                  -                755,561
 Total Assets                            $ 27,146,363       $  4,449,298           $ 31,595,661

 Liabilities                             $  6,255,362       $  4,449,298  (2)      $ 10,704,660
 Minority Interest                          5,260,795                  -              5,260,795
 Shareholders' Equity                      15,630,206                  -             15,630,206
 Total Liabilities and Shareholders'
      Equity                             $ 27,146,363       $  4,449,298           $ 31,595,661
___________________________________

<F1>

 (1) Adjustments are reflected as if the properties discussed in (2) below were completed on December 31, 1997.

<F2>

 (2) Includes $4,164,275 of construction costs for improvements, $171,014 of property development costs paid to affiliates, and $114,009 of acquisition costs paid to third parties. Costs to acquire the land have already been included in the historical cost totals. These costs relate to the two OfficeMax properties in Dover, Delaware and Lake Jackson, Texas and the two Just For Feet properties in The Woodlands, Texas and Sugarland, Texas.


 The date of this Supplement No. 5 is February 11, 1998


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